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3F, No. 11 Ke Jung Rd., Chu-Nan Site,
Hsinchu Science Park, Chu-Nan 350,
Miao-Li County, Taiwan, R.O.C.

January 20, 2026

Via EDGAR

Mr. Jeff Gordon
Division of Corporation Finance
Securities and Exchange Commission
100 F Street
Washington, DC 20549

Re: SemiLEDs Corp

Form 10-K for the fiscal year ended August 31, 2025

Filed November 28, 2025

File No. 001-34992

Dear Sirs:

In responding to your comment letter dated January 12, 2026, please see our response below:

Form 10-K for the fiscal year ended August 31, 2025 Notes to Consolidated Financial Statements Note 2 - Summary of Significant Accounting Policies Revenue Recognition, page 52

1.
We note your new business initiative (i.e., buy-sell orders of equipment) has significantly impacted your revenues and cost of revenues. Please address the following items.
•
In future filings, expand your disclosure (here and within your critical accounting policies and estimates on page 33) to clearly discuss buy-sell orders of equipment and your related accounting policies, including but not limited to gross versus net accounting treatment.
•
Provide to us supplementally your assessment of ASC 606 in your determination of whether to present revenue on a gross or net basis. In this regard, ensure your response addresses principal versus agent considerations as discussed in ASC 606-10-55-36 through 40.

Response:

We have expanded our disclosures in the Summary of Significant Accounting Policies - Revenue Recognition in footnote 2 to Notes to Unaudited Condensed Consolidated Financial Statements and in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies End estimates in our Form 10-Q for the first fiscal quarter ended November 30, 2025 filed on January 14, 2026, and will continue disclosing them plus the new language in brackets below in our future filings. We added the following disclosures:

Gross Versus Net Revenue

ASC 606 provides guidance on proper recognition of principal versus agent considerations which is used to determine gross versus net revenue recognition. Under ASC 606, the core objective of the guidance on gross versus net revenue recognition is to help determine whether an entity is a principal or an agent in a transaction. In general, the primary difference between these two is the performance obligation being satisfied. The principal has a performance obligation to provide the desired goods or services to the end customer, whereas the agent arranges for the principal to provide the desired goods or services. Additionally, a fundamental characteristic of a principal in a transaction is control. A principal substantively controls the goods and services before they are transferred to the customer as well as controls the price of the good or service being provided. An agent normally receives a commission or fee for these activities. In addition to control, the level at which an entity controls the price of the good or service being transferred determines principal versus agent status. The more discretion over setting price a company has in providing the good or service, the more likely they are considered a principal rather than an agent. Under the guidance when another party is involved in providing a good or service to a customer, an entity is a principal if the entity obtains control of the asset or right to a service performed by the other party.

The Company’s revenues were substantially derived from buy-sell purchase orders of equipment.

Under buy-sell purchase orders, the Company purchases certain machinery and equipment (the Goods) from vendors and sells them to customers. [The Company obtains control of the Goods and bears the risk of inventory loss once the vendor ships the Goods to the Company.] Control of the Goods, including title and risk of loss, transfers to customers upon delivery at their designated seaport, and the Company has discretion in establishing prices. Accordingly, revenue from these transactions is recognized at the gross sales price.

In determining whether to present revenue on a gross or net basis, we assessed the guidance in ASC 606, including the principal versus agent considerations discussed in ASC 606-10-55-36 through 40. In particular, we considered the following:

Identify the goods or services to be provided to the end consumer.
Apply the "distinct" guidance to identify each specified good or service and perform a separate analysis for each.
Is another party involved in providing the specified good or service to the end consumer?
No
No principal versus agent assessment required; the reporting entity is the principle for the specified good or service.
Yes
Does the reporting entity* control the specified good or service before it is transferred to the end consumer?
No
The reporting entity is an agent arranging for the other party to provide the specified good or service.
Yes
The reporting entity is the principle for providing the specified good or service to the end consumer.
No clear conclusion
To inform the assessment of control, evaluate the indicators along with all relevant facts and circumstances:
• Is the reporting entity primarily responsible?
• Does the reporting entity have inventory risk?
• Does the reporting entity have pricing discretion?
Does the evidence support that the reporting entity controls the specified good or service before it is transferred to the end consumer?
No
Yes

· > Principal versus Agent Considerations

606-10-55-36 When another party is involved in providing goods or services to a customer, the entity should determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself (that is, the entity is a principal) or to arrange for those goods or services to be provided by the other party (that is, the entity is an agent). An entity determines whether it is a principal or an agent for each specified good or service promised to the customer. A specified good or service is a distinct good or service (or a distinct bundle of goods or services) to be provided to the customer (see paragraphs 606-10-25-19 through 25-22). If a contract with a customer includes more than one specified good or service, an entity could be a principal for some specified goods or services and an agent for others.

606-10-55-36A To determine the nature of its promise (as described in paragraph 606-10-55-36), the entity should:

a. Identify the specified goods or services to be provided to the customer (which, for example, could be a right to a good or service to be provided by another party [see paragraph 606-10-25-18])

b. Assess whether it controls (as described in paragraph 606-10-25-25) each specified good or service before that good or service is transferred to the customer.

606-10-55-37 An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. However, an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer. An entity that is a principal may satisfy its performance obligation to provide the specified good or service itself or it may engage another party (for example, a subcontractor) to satisfy some or all of the performance obligation on its behalf.

606-10-55-37A When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any one of the following:

a. A good or another asset from the other party that it then transfers to the customer.

b. A right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity's behalf.

c. A good or service from the other party that it then combines with other goods or services in providing the specified good or service to the customer. For example, if an entity provides a significant service of integrating goods or services (see paragraph 606-10-25-21(a)) provided by another party into the specified good or service for which the customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer. This is because the entity first obtains control of the inputs to the specified good or service (which include goods or services from other parties) and directs their use to create the combined output that is the specified good or service.

606-10-55-37B When (or as) an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service transferred.

606-10-55-38 An entity is an agent if the entity's performance obligation is to arrange for the provision of the specified good or service by another party. An entity that is an agent does not control the specified good or service provided by another party before that good or service is transferred to the customer. When (or as) an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for

Applying the above criteria, in our buy-sell purchase order transactions, we acquire title to the equipment once the vendor has shipped the equipment to us and control the equipment before it is transferred to our customers. In particular, we are responsible for the equipment before it is transferred, we bear the inventory risk, and we have the pricing discretion. Based on our analysis, we are the principal for providing the equipment. Accordingly, we recognize revenue from these transactions at the gross sales price.